WEALTH MINERALS LTD.
1901 – 1177 West Hastings
Vancouver, British Columbia
CANADA V6E 2K3

April 7, 2006

Minera Koripampa del Peru S.A.
Alfredo Roldan 146
San Isidro
Lima 18
Peru

Attention:

Mr. Carlos Ballon Barazza,

General Manager

Dear Sirs:

Re:

"Voluptuosa" Property, Carabaya Province, Department of Puno, Peru

We write further to our recent discussions to set forth and confirm our respective understandings of the terms and conditions upon which Wealth Minerals Ltd. (or an existing or to-be-incorporated/acquired Peruvian subsidiary of Wealth) ("Wealth") can acquire from Minera Koripampa del Peru, S.A. ("Minera") a one hundred (100%) percent right, title and interest in and to those certain mining concessions situated in the Province of Carabaya, Department of Puno, Peru and referred to as the "Voluptuosa" Property.  All monies referred to herein are United States funds unless otherwise indicated.

For the purposes of this agreement, the term "Property" will mean:

(a)

the mining concessions more particularly set forth and described in Schedule "A" and all rights and appurtenances attached or accruing thereto (the "Minera Concessions");

(b)

any substitute or successor mineral tenure granted, issued or obtained in respect of the tenure referred to in subparagraph (a); and

(c)

all information and data with respect to the foregoing mineral tenures in the possession or control of Minera or any of its associates or affiliates as at the date hereof (the "Existing Data").

We confirm our understandings as follows:

1.

Representations and Warranties of Minera

Minera represents and warrants to Wealth that:

(a)

Minera is a duly incorporated and validly subsisting and organized "S.A." under the laws of Peru, is presently in good standing under applicable Peruvian laws and is duly qualified and registered as necessary to carry on all the business and activities of a mining company under Peruvian law and to apply for, acquire title to, own and dispose of all forms of mineral concessions in Peru;

(b)

Minera has all necessary right, power and authority to enter into this agreement and to agree to dispose of a one hundred (100%) percent right, title and interest in the Property to Wealth upon the terms hereof and to transfer all interest in the Minera Concessions and Existing Data to Wealth upon compliance by Wealth with the terms and conditions hereof;

(c)

this agreement has been validly entered into, executed and delivered by Minera and is binding upon Minera, subject to compliance with any necessary qualification of Wealth in Peru and any required translation hereof into Spanish and subsequent registration hereof in the applicable Peruvian registry(ies);

(d)

the mining concessions comprised in the Minera Concessions have been validly applied for and have been issued and are currently in the process of being registered in the name of Minera in the Peruvian Public Mining Registry, and all taxes and concession fees are fully paid in respect thereof, and are in good standing, subject to compliance with applicable laws of Peru in connection therewith, and such concessions are free and clear of all encumbrances and any adverse claims or other complaints as to their validity; and

(e)

Minera has not carried out any operations on or with respect to the Minera Concessions.

2.

Acquisition of Property by Wealth

Minera hereby agrees to sell and transfer to Wealth, and Wealth hereby agrees to purchase, a one hundred (100%) percent right, title and interest in and to the Property in consideration of Wealth paying to Minera the sum of USD ONE HUNDRED AND SIXTY-SEVEN THOUSAND (USD 167,000) DOLLARS on the Closing Date (as hereinafter defined).

3.

Closing Date

The completion of the sale and purchase contemplated by paragraph 2 will be completed on the day (the "Closing Date") which is ten (10) business days after the latest to occur of the following:

(a)

the date that the registration of the Minera Concessions in the Peruvian Public Mining Registry has been completed; and

(b)

the date which is thirty (30) days after the date (the "Execution Date") upon which this agreement is executed by Minera, or such earlier date on which Wealth may have concluded its due diligence investigations pursuant to paragraph 11 and elected not to terminate this agreement pursuant to such paragraph.

4.

Closing of Purchase and Sale

On the Closing Date:

(a)

Wealth will:

(i)

arrange for the payment of all back taxes owing (if any) in respect of the Minera Concessions to the applicable Peruvian governmental agency as necessary to bring the Minera Concessions into good standing in connection therewith, and

(ii)

deliver to Minera, by wire transfer or other method of payment acceptable to Wealth and Minera, acting reasonably, an amount equal to USD 167,000 less the amount of the back taxes paid by Wealth pursuant to clause 4(a)(i); and

(b)

Minera will:

(i)

procure that the legal representative of Minera will attend before a Peruvian Notary Public, accompanied by a legal representative of Wealth, to execute the appropriate documentation necessary to transfer to Wealth a 100% right, title and interest in and to the Property, and will deliver such documentation to Wealth in order to permit Wealth to register the same and become the recorded and beneficial owner of the Property, and

(ii)

deliver all Existing Data to Wealth.

5.

Default

If any party hereto defaults in the performance of any of its obligations hereunder, the party affected by such default may give notice to the defaulting party, and if the defaulting party does not cure such default within thirty (30) days ( provided that if any such default is, by its nature, not able to be cured within a thirty (30) day period, and the party in default commences reasonable steps to begin to cure such default within the thirty (30) day period specified in this subparagraph 9(b), such party will be allowed such additional time, not exceeding one hundred and twenty (120) days, as may be reasonably required to cure such default so long as it assiduously proceeds with the curing of such default during such period) after receipt of such notice, then the affected party may refer the matter to arbitration pursuant to paragraph 9, seeking such relief as it may deem appropriate.

6.

Governing Law

This agreement will be governed by and interpreted in accordance with the laws of British Columbia and those of Canada applicable therein.

7.

Assignment

Wealth will have the right to assign and transfer all of its rights and obligations hereunder without the consent of, but upon notice to, Minera, provided that the proposed transferee first enters into an agreement with Minera to be bound hereby in respect of the interest to be acquired by it from Wealth.

8.

Formal Agreement

If required by either party, the parties will use their best efforts to settle and execute formal documentation as necessary to give effect to this agreement in Peru within a reasonable time after such party delivers notice to the other to enter into such formal Peruvian agreement.  Such formal documentation will reflect the terms and conditions of this letter together with such additional terms and conditions as are typical of mineral property purchase and sale agreements of this nature and will reflect a structure among the parties indicated to be the most beneficial by the parties' Canadian and Peruvian legal and tax advisers, but this agreement is not subject to the settlement and execution such formal documentation and is a binding agreement upon acceptance hereof by Minera.  If there are disputes with respect to the form of such formal documentation, the matter will be referred to arbitration in accordance with paragraph 9.

9.

Arbitration

Any dispute, controversy or claim arising out of or relating to this agreement, the breach, termination or invalidity of it, any deadlock or inability of the parties to agree on a course of action to be taken hereunder, or the failure of the parties to settle the formal agreement referred to in paragraph 8, will be referred to and finally resolved by arbitration in accordance with the  "Procedures for Cases under the BCICAC Rules" of the British Columbia International Commercial Arbitration Centre ("BCICAC"), which will administer the arbitration case in accordance with such rules.  If the parties cannot agree on an arbitrator within fifteen (15) days of the matter being referred to arbitration, then the BCICAC will appoint an arbitrator.  The place of arbitration will be Vancouver, British Columbia, Canada and the language used in the arbitral proceeding will be English.  The arbitrator's fees, and the other costs of the arbitration, will be paid by the prevailing party, subject to the contrary decision of the arbitrator.

10.

Force Majeure

No party will be liable for its failure to perform any of its obligations under this agreement due to a cause beyond its control (except those caused by its own lack of funds) (each an "Intervening Event") including, but not limited to, acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted governmental authority, excessive delays in obtaining, or the refusal to issue, any required permits or licenses, or non-availability of materials, supplies, labour or transportation.  All time limits imposed by this agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.  A party relying on force majeure will take all reasonable steps to eliminate an Intervening Event and, if possible, will perform its obligations under this agreement as far as practical, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority.

11.

Legal and Property Title Due Diligence

The obligation of Wealth to complete the purchase set forth in paragraph 2 is subject to the completion by Wealth of legal and title due diligence on the Property, and results therefrom satisfactory to Wealth, acting reasonably, within a period of thirty (30) days after the date of execution hereof by Minera.  If the results of such due diligence are not satisfactory to Wealth it may, at any time prior to the end of such thirty (30) day period, so notify Minera and thereupon this agreement will be terminated without any further obligations of either party to the other.

If the foregoing correctly sets forth the agreement reached among us, kindly acknowledge this by signing and returning to us a copy of this letter on or before the close of business in Vancouver, B.C. on the third (3rd) business day following the date hereof, whereupon a binding legal agreement will be in effect between us.

Yours very truly,

WEALTH MINERALS LTD.

SCHEDULE "A"

THE PROPERTY

Petitorio Minero	Hectares	Codigo
Voluptuosa I	600	01-03668-05
Voluptuosa II	100	01-03669-05
Voluptuosa III	100	01-03670-05